July 24, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

       Re: Superstar Platforms Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed July 8, 2025
           File No. 000-56744
Dear Michael Farr:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed July 8, 2025
Item 1A. Risk Factors

1. We note your revised disclosure in response to prior comment 3 and reissue. Please further revise the risk factors section to disclose the risks that are specific to you, your business operations, and your securities.
2. We note your revised disclosure in response to prior comment 4 and reissue. We note your reference to "the acquisition of the Platform." Please revise to provide the definition of the "Platform," and supplement your disclosure to describe such transaction, or advise. In this regard, we also note your reference to "the recent acquisition" under "ITEM 3-Properties." To the extent you are referring to the same
       "acquisition" transaction, please also revise to provide additional details under that section. Refer to Item 101(h)(3) of Regulation S-K.
 July 24, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview

3. We note your disclosure that "[t]he Company operated as Dinewise Inc. until March
       2025 when it changed its name to Superstar Platforms Inc." We also note, however, your disclosure in the same paragraph stating that "[t]he Company operated as
       Pawntrust Inc. until March 2025 when it changed its name to Superstar Platform Inc."
       Please revise to clarify the discrepancies, or advise.
Capital Formation

4. We note your disclosure that "[t]here is no preferred stock." It appears from your disclosure under Item 1 of the registration statement, however, that there was a single share of Series A Preferred issued and outstanding as of March 31, 2025. We also note your disclosure on page F-6, reflecting that, on May 3, 2024, "the company filed an amendment to create a class of Series A preference share @ 0.001 per share," and your exhibits, reflecting designation of the "Series A Preferred stock." Please revise, or advise.
ITEM 4-Security Ownership of Certain Beneficial Owners and Management.

5. We note your revised disclosure in response to prior comment 6 and reissue in part.
       Please provide additional information regarding MacFund Holdings, including its address and relationship between MacFund Holdings and Christina Moore, or advise.
ITEM 5. Directors and Executive Officers

6. We note your revised disclosure in response to our prior comment 7 and reissue. Please revise this section generally to provide the information called for by
       Item 401 of Regulation S-K, including all positions and offices with the registrant held by each director and executive officer, and business experience during the past five years of each director and executive officer.
Item 6- No Executive Compensation

7. We note your revised disclosure in response to prior comment 8 and reissue in part. Please provide all the information called for by Item 402 of Regulation S-K.
       Among other things, we note your disclosure that "[n]o past officer or director of the
       Company has received any compensation, and none is due or payable." This disclosure, however, directly contradicts later disclosure under
"DIRECTOR
       COMPENSATION."
Item 7.Certain Relationships and Related Transactions, and Director
Independence

8. We note your revised disclosure in response to prior comment 9 and reissue in part.
       Please revise to provide the information called for by Item 404 of Regulation S-K
       "since the beginning of the registrant's last fiscal year," or advise. In this regard, we note the following disclosure on page F-8: "As of December31, 2024 and 2023, the
       Company   s director had advanced the Company $307,674 and $273,660
respectively
       to cover the Company   s operating expenses. The related party loan is
non-interest
       bearing, due upon demand and unsecured." We also note, however, the following disclosures elsewhere in the registration statement: (1) "At December 31, 2024, and
 July 24, 2025
Page 3

       2023, the Company had loans outstanding from one related party in the aggregate amount of $231,000, respectively, which represents amounts loaned to the Company to pay the Company's expenses of operation."; and (2) "No other officer or director are owed any funds by Superstar Platforms Inc. currently and have no plans to loan any funds to the Company." Please revise for consistency and provide the identity of
       "the Company's director" and "one related party."
Item 10. Recent Sales of Unregistered Securities

9. We note your revised disclosure in response to prior comment 10 and reissue in part.
       We also note the following disclosure: "The company has issued 5,415,090 since the
       Quarterly Report for the period ending March 31, 2025, was filed. In 2022, the
       Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion." Please revise, to the extent applicable, to provide the information called for by Item 701 of Regulation S-K relevant to the above transactions, including the "aggregate amount of consideration received by the registrant," or advise.
General

10. We note your revised disclosure in response to prior comments 1 and 15, and reissue in part. Please further revise to provide a clear picture of your business and current operations. In this regard, we note your continued disclosure that "PawnTrust, Inc . . .
       engages in small business loans" to others, but no relevant description of the business model is apparent. We also note, regarding relevant risk factors, your reference to
       "competition from other consulting [sic] and/or lenders," and statement that
       "[yo]ur reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service." In addition, further revise to provide the information called for by Item 101(h) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Stephen Mills